Exhibit 99.1

PRESS RELEASE

Atento Reports Fiscal 2015 Fourth-Quarter and Full-Year Results,

Achieves Full-Year Targets for Strong Revenue Growth, Adjusted EBITDA Margin

•      Extended CRM/BPO leadership position in Latin America

•      Consolidated fiscal-2015 revenue grew 9.6%, adjusted EBITDA margin of 13% on constant-currency basis

•      Revenue from Latin America up 10.2% in the quarter, 12.8% for the full-year

•       Adjusted EPS up 15.2% in the quarter, 15.7% for the full-year on constant-currency basis

•      Generated $23.9 million in free cash flow in the quarter, before net interest

•      Outlined key financial targets for Fiscal 2016

NEW YORK, March 8, 2016 – Atento S.A. (NYSE: ATTO), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top three providers globally, today announced its fourth-quarter and full-year 2015 operating results which include solidly higher revenue and adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) for the year. Those and all comparisons in this announcement are year-over-year, on a constant-currency (CCY) basis unless noted otherwise.

Summary

($ in millions)	Q4 2015	Q4 2014	FY 2015	FY 2014
Revenue	457.8	555.1	1,965.6	2,298.3
CCY growth (1)	8.4%		9.6%
Adjusted EBITDA	64.0	86.5	250.3	306.4
Margin	14.0%	15.6%	12.7%	13.3%
CCY growth	-1.6%		6.7%
Adjusted EPS(2)	0.31	0.36	1.03	1.20
CCY growth	15.2%		15.7%
Leverage (x) (3)	1.6	1.4	1.6	1.4

(1)      Constant currency revenue growth from continuing operations excludes the Czech Republic, which was divested in December 2014.

(2)      Adjusted earnings per share, for the period ended December 31, 2015, were calculated considering the number of ordinary shares of 73,648,760.  For the period ended December 31, 2014 the number of ordinary shares was 73,619,511.

(3)      Considered the pro-forma Net Debt adjusted to give effect to the Reorganization Transaction, regarding Preferred Equity Certificates.

“I am extremely pleased with our performance in 2015 where we achieved our top-line and profitability targets, in spite of a very challenging macro-economic environment in Brazil,” said Alejandro Reynal, Atento´s Chief Executive Officer.  “We increased our share of wallet with existing clients, won new business, and broadened our geographic and industry reach as we increased the mix of higher-value solutions provided to our clients.  We also continued to execute on our revenue diversification strategy.  For example in the fourth quarter, we drove a 16.3% increase in revenue from non-Telefónica clients and for the year these clients represented more than half of Atento’s revenue.”  Our long term strategy, which encompasses growth, operational efficiencies and the optimization of our capital structure remains on track. At the same time, our company is financially strong and flexible,” Mr. Reynal continued.

Atento ended fiscal 2015 with $238 million in liquidity and net debt to adjusted EBITDA of just 1.6 times. Mr. Reynal said that Atento’s healthy balance sheet is continuing to serve it well, as he expects that macro-economic challenges will persist through 2016, particularly in Brazil.

“While 2016 will be a challenging growth environment, we believe we can once again outperform the market, increase our leadership position in Latin America, and remain the reference partner for the CRM/BPO needs of our clients.  Our priorities remain to drive an optimal balance of growth, profitability and liquidity; make targeted investments to deliver even higher value to our clients through the best and most efficient customer-experience solutions; and further strengthen our balance sheet by reducing our level of debt,” he said.

For fiscal 2016, Atento is targeting year-over-year revenue of up 1% to 5%, and an adjusted EBITDA margin in the 11% to 12% range – both on a constant-currency basis.

All growth rates are in constant currency and year-over-year unless noted otherwise

1

PRESS RELEASE

Fourth Quarter Consolidated Operating Results

Revenue for the quarter, excluding the Czech Republic which was divested in December 2014, increased 8.4%. This growth, which was driven by a 4.5% increase in Brazil, and an 18.2% increase in the Americas, was modestly offset by a 2.9% decline in EMEA.  Growth in Latin America was up 10.2%. On a reported basis, revenue declined 17.3%.

Adjusted EBITDA declined 1.6% while adjusted EBITDA margin declined 160 basis points to 14.0%.  This decline was largely driven by a shift in the mix of countries, particularly Brazil, due to material devaluation of currencies as well as the impacts of inflation.  On a constant currency basis adjusted EBITDA margin was down 140 basis points to 14.2%.

Adjusted EPS increased 15.2% to $0.31, driven by a decline in both tax and net interest expense.

Fourth-quarter reported financial results included $14.6 million in non-recurring items mostly related to actions taken to proactively align the Company’s cost structure with market condition realities including current and expected macro-driven volume declines in Brazil and Spain.

In the quarter, the Company generated $23.9 million in free cash flow before net interest. Excluding the impact of non-recurring items, the Company generated $34.2 million in free cash flow before net interest.

Adjusted quarterly earnings and EBITDA are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

	Q4 2015	Q4 2014	FY 2015	FY 2014
Brazil Region
Revenue	192.6	278.6	930.2	1,184.8
CCY growth	4.5%		10.0%
Adjusted EBITDA	29.4	48.4	129.4	172.1
Margin	15.3%	17.4%	13.9%	14.5%
CCY growth	-8.9%		7.2%
Americas Region
Revenue	203.9	202.7	789.8	779.4
CCY growth	18.2%		17.0%
Adjusted EBITDA	29.1	32.5	109.1	117.7
Margin	14.3%	16.0%	13.8%	15.1%
CCY growth	6.8%		9.1%
EMEA Region
Revenue	61.7	74.0	247.4	334.8
CCY growth(1)	-2.9%		-9.0%
Adjusted EBITDA	7.3	9.0	19.1	26.4
Margin	11.8%	12.2%	7.7%	7.9%
CCY growth	-7.8%		-14.8%

(1)      Constant currency revenue growth from continuing operations excludes the Czech Republic, which was divested in December 2014

2

PRESS RELEASE

Brazil Region

Revenue for the Brazil region increased 4.5% driven by a 13.4% increase in revenue from non-Telefónica clients.  This growth was supported by new clients and the introduction of new services with existing clients, particularly in financial services.  Revenue from Telefónica declined 8.5% due to macro-driven declines in volume.  On a reported basis, revenue declined 30.9%.

Adjusted EBITDA decreased 8.9% while margin declined 210 basis points to 15.3%.  This decline in profitability was driven by the ramp of new clients and impacts from protracted adverse macro-economic conditions which were partially offset by cost and efficiency initiatives.  Excluding the impact of corporate cost allocations, adjusted EBITDA was $31.7 million and margin decreased 90 basis points to 16.4%.

Americas Region

Revenue for the Americas region increased 18.2% driven by a 26.2% increase in revenue from non-Telefónica clients. Growth from new and existing clients was particularly strong in Mexico, Colombia, Peru and U.S. nearshore.  A 9.6% increase in revenue from Telefónica was driven by double-digit gains in Mexico, Peru and Argentina. On a reported basis revenue increased 0.6%.

Adjusted EBITDA increased 6.8% due to the strong growth in revenue while margin declined 170 basis points to 14.3%.  The decline in margin was mostly driven by a shift in mix of services, ramp-up of new clients, and inflationary pressures.     Excluding the impact of corporate cost allocations, adjusted EBITDA was $31.8 million and margin decreased 270 basis points to 15.6%.

EMEA Region

Revenue for the EMEA region declined 2.9%, driven by a 3.2% decline in revenue from non-Telefónica clients. As expected, these declines were driven by lower volumes from Public Administration contracts in Spain and the exiting of lower-value contracts, which more than offset strong growth from private sector clients.  Revenue from Telefónica declined 2.8% largely driven by Spain.  On a reported basis, revenue declined 14.8%.

Adjusted EBITDA declined 7.8%, driven by the decline in revenue, while adjusted EBITDA margin declined 40 basis points to 11.8%.  The decline in adjusted EBITDA margin was driven by the ramp of new clients and shifts in revenue mix which were partially offset by cost and efficiency initiatives.  Excluding the impact of corporate cost allocations, adjusted EBITDA was $7.6 million and margin increased 10 basis points to 12.3%.

Strong Balance Sheet and Ample Liquidity Enhance Financial Flexibility

At December 31, 2015, the Company had cash, cash equivalents and short-term financial investments totaling $184 million and undrawn revolving credit facilities of €50 million for total liquidity of $238 million.  Total net debt with third parties totaled $391.6 million, a decline of $23.4 million.  The Company’s last twelve month (LTM) adjusted EBITDA to net debt with third parties was 1.6 times.

During the fourth quarter of 2015, the Company invested $38.1 million, or 8.3% of revenue, in capital expenditures related to investments in maintenance and growth. For the full year capital expenditures totaled $121.2 million, or 6.2% of revenue.

3

PRESS RELEASE

Fiscal 2016 Guidance

While 2016 will be a challenging growth environment, the Company believes it can outperform the market, increase its leadership position in Latin America, and remain the reference partner for the CRM/BPO needs of its clients.  In addition advancing its long term strategy, the Company will focus on the optimal balance of profitable growth and liquidity, strengthening its balance sheet and maintaining financial flexibility.

For the full year Fiscal 2016, the Company is targeting revenue growth in the range of 1% to 5%, and adjusted EBITDA margin in the range of 11% to 12%, both on a constant-currency basis.  Non-recurring items, which are included as add-backs in adjusted EBITDA, are expected to be approximately $15 million with roughly two-thirds expected in the first-half of the year as the Company continues to align its cost structure with prevailing market conditions.  During the year the Company expects to pay down $27 million in debt and expects net interest expense in the range of $60 to $65 million.  The Company expects cash capital expenditures of approximately 5% of revenue reflecting investments in both growth and maintenance, an effective tax rate of approximately 32%, and a fully diluted share count of approximately 73.8 million shares.

This guidance assumes no acquisitions or changes in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements in USD.

Conference Call

Atento will host a conference call and webcast for analysts on Tuesday, March 8, 2016 at 5:00 am ET to discuss the financial results.  The conference call can be accessed by dialing: +1 (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The conference call will also be webcasted through a link on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top three providers globally, based on revenues.  Atento is also a leading provider for U.S.-based companies nearshoring CRM/BPO services to Latin America.  Since 1999, the company has developed its business model in 14 countries where it employs more than 160,000 people.  Atento has over 400 clients to whom it offers a wide range of CRM BPO services across multiple channels.  Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, media and technology, health, retail and public administrations, among others.  Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE).  In 2015, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for third consecutive year. For more information visit www.atento.com

Investor Relations

Lynn Antipas Tyson

+ 1 914-485-1150
lynn.tyson@atento.com

Media Relations
Maite Cordero

+ 34 91 740 74 47
media@atento.com

4

PRESS RELEASE

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

5

PRESS RELEASE

Consolidated Income Statements

	For three months ended December 31,		Change excluding	For the year ended December 31,		Change excluding
($ in millions, except percentage changes)	2015	2014 (**)	FX (%)	2015	2014 (**)	FX (%)
	(unaudited)			(unaudited)	(audited)
Revenue	457.8	555.1	8.1	1,965.6	2,298.3	9.2
Other operating income	2.3	2.8	(3.6)	4.3	4.6	10.9
Own work capitalized	-	0.1	N.M	-	0.5	N.M
Other gains	-	0.6	N.M	-	35.1	N.M
Supplies	(18.6)	(25.6)	(2.0)	(78.4)	(104.8)	(2.9)
Employee benefit expenses	(329.3)	(390.0)	9.8	(1,422.7)	(1,636.4)	10.2
Depreciation	(12.6)	(14.6)	16.4	(51.1)	(59.0)	11.7
Amortization	(11.4)	(13.6)	11.8	(51.8)	(60.8)	10.0
Changes in trade provisions	(0.3)	1.9	(121.1)	(1.2)	1.7	N.M
Other operating expenses	(62.5)	(110.0)	(24.5)	(245.1)	(360.2)	(12.2)
Impairment charges	-	0.7	N.M	-	(31.8)	N.M
Total Operating Expenses	(434.7)	(551.2)	3.2	(1,850.3)	(2,251.3)	4.7

OPERATING PROFIT/(LOSS)	25.4	7.4	N.M	119.6	87.2	80.5

Finance income	2.8	4.0	2.5	15.5	17.3	24.3
Finance costs	(17.7)	(21.7)	9.2	(75.7)	(122.1)	(19.8)
Change in fair value of financial instruments (**)	3.5	20.0	N.M	17.5	27.3	N.M
Net foreign exchange gains/(loss)	(4.5)	(14.9)	(57.7)	(4.0)	(33.3)	N.M

NET FINANCE EXPENSE	(15.9)	(12.6)	78.6	(46.7)	(110.8)	(43.0)

PROFIT/(LOSS) BEFORE TAX	9.5	(5.2)	N.M	72.9	(23.6)	N.M

Income tax expenses	(4.1)	(20.7)	(74.9)	(23.8)	(18.5)	64.3
PROFIT/(LOSS) FOR THE PERIOD	5.4	(25.9)	N.M	49.1	(42.1)	N.M

Basic result per share (in U.S. dollars) (*)	0.07	(0.35)	N.M	0.67	(0.57)	N.M

(*) The basic result per share, for the period presented in the table above, was calculated based on the number of ordinary shares of 73,648,760 as of December 31, 2015. For the period ended December 31, 2014 the number of ordinary shares was 73,619,511.

(**) The gain or loss of the fair value of derivatives was recorded in the Income Statements within Finance income ($25.9 million for the three months ended December 31, 2014 and $40.9 million for the year ended December 31, 2014) and Finance costs ($5.9 million for the three months ended December 31, 2014 and $13.6 million for the year ended December 31, 2014), instead of Changes in fair value of financial instruments.

6

PRESS RELEASE

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss):

	For the three months ended December 31,		For the year ended December 31,
($ in millions)	2015	2014	2015	2014
	(unaudited)		(unaudited)	(audited)
Profit/(loss) for the period	5.4	(25.9)	49.1	(42.1)

Net finance expense	15.9	12.6	46.7	110.8
Income tax expense	4.1	20.7	23.8	18.5
Depreciation and amortization	24.0	28.2	102.9	119.8

EBITDA (non-GAAP) (unaudited)	49.4	35.6	222.5	207.0

Acquisition and integration related costs(a)	-	2.2	0.1	9.9
Restructuring costs(b)	8.6	3.0	16.4	26.7
Sponsor management fees(c)	-	-	-	7.3
Site relocation costs(d)	2.9	0.3	3.4	1.7
Financing and IPO fees (e)	-	40.8	0.3	51.9
Asset impairments and Others (f)	3.1	4.6	7.6	1.9
Total non-recurring items	14.6	50.9	27.8	99.4

Adjusted EBITDA (non-GAAP) (unaudited)	64.0	86.5	250.3	306.4

(a)                   Acquisition and integration related costs incurred in 2014, are costs associated with the post-acquisition process in connection with the full strategy review. These projects were substantially completed by the end of 2014. For the year ended December 31, 2014 acquisition and integration related costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth plan and operational set-up with a leading consulting firm ($4.0 million), improving procurement efficiency ($2.3 million), and IT transformation projects ($2.5 million). Acquisition and integration related costs incurred for the year ended December 31, 2015 primarily related to the finalization the SAP IT transformation project during the three months ended March 31, 2015.

Acquisition and integration related costs incurred during the three months ended December 31, 2014 primarily related to consulting fees incurred in connection with IT transformation projects. During the three months ended December 31, 2015, we have no costs related to our acquisition and integration process. These projects were substantially completed by the end of 2014.

(b)                  Restructuring costs incurred in 2014 and 2015 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current or expected adjustments in activity levels, mainly in EMEA and Brazil.

Restructuring costs incurred for the three months ended December 31, 2014, primarily include $2.7 million related to restructuring in Chile ($1.1 million) in connection with certain changes to the executive team, and the restructuring of specific operations in Peru and Argentina ($1.6 million). For the three months ended December 31, 2015 restructuring costs primarily relates to labor force optimization to current activity level declines mainly in Telefónica business, both in Brazil and EMEA.

(c)                   Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed during the period presented. The advisory agreement was terminated in connection with the initial public offering.

(d)                  Site relocation costs incurred for the three months and year ended December 31, 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the three months ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities.

(e)                  Financing and IPO fees for the three months and year ended December 31, 2014 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses. Financing and IPO fees for the three months and year ended December 31, 2015 relate to remaining costs incurred during the three months ended March 31, 2015 in connection with the IPO process.

 (f)                  Asset impairments and other costs incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairment and other costs for the year ended December 31, 2015 mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA.

Asset impairments and other costs incurred for the three months ended December 31, 2014 primarily related to a revenue adjustment in Spain ($2.4 million) for prior fiscal years and a one off tax penalty in Colombia ($1.3 million). Asset impairments and other costs for the three months ended December 31, 2015 mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects in implementation in Brazil and EMEA.

7

PRESS RELEASE

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended December 31,		For the year ended December 31,
($ in millions, except percentage changes)	2015	2014	2015	2014
	(unaudited)		(unaudited)	(audited)
Profit/(Loss) attributable to equity holders of the parent	5.4	(25.9)	49.1	(42.1)

Acquisition and integration related Costs (a)	-	2.2	0.1	9.9
Amortization of Acquisition related Intangible assets (b)	6.3	8.1	27.5	36.6
Restructuring Costs (c)	8.6	3.0	16.4	26.7
Sponsor management fees (d)	-	-	-	7.3
Site relocation costs (e)	2.9	0.3	3.4	1.7
Financing and IPO fees (f)	-	40.8	0.3	51.9
PECs interest expense (g)	-	(0.4)	-	25.4
Asset impairments and Others (h)	3.8	4.6	8.3	1.9
DTA adjustment in Spain (i)	1.5	9.8	1.5	9.8
Net foreign exchange gain on financial instruments (j)	(3.5)	(20.0)	(17.5)	(27.3)
Net foreign exchange impacts (k)	4.5	14.9	4.0	33.3
Tax effect (l)	(6.4)	(11.0)	(17.1)	(46.4)
Total of Add backs	17.7	52.3	26.9	130.8
Adjusted Earnings (non-GAAP) (unaudited)	23.1	26.4	76.0	88.7
Adjusted Basic Earnings per share(in U.S. dollars) (*) (unaudited)	0.31	0.36	1.03	1.20

(a)                   Acquisition and integration related costs incurred in 2014, are costs associated with the post-acquisition process in connection with the full strategy review. These projects were substantially completed by the end of 2014. For the year ended December 31, 2014 acquisition and integration related costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth plan and operational set-up with a leading consulting firm ($4.0 million), improving procurement efficiency ($2.3 million), and IT transformation projects ($2.5 million). Acquisition and integration related costs incurred for the year ended December 31, 2015 primarily relate to the finalization the SAP IT transformation project during the three months ended March 31, 2015.

Acquisition and integration related costs incurred during the three months ended December 31, 2014 primarily related to consulting fees incurred in connection with IT transformation projects. During the three months ended December 31, 2015, we have no costs related to our acquisition and integration process. These projects were substantially completed by the end of 2014.

(b)                  Amortization of acquisition related intangible assets represents the amortization expense of intangible assets resulting from the acquisition and has been adjusted to eliminate the impact of the amortization arising from the acquisition which is not in the ordinary course of our daily operations, and also distorts comparisons with peers and our results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)                  Restructuring costs incurred in 2014 and 2015 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters. Restructuring costs incurred in the year ended December 31, 2015, primarily relates to optimization of labor force to current or expected adjustments in activity levels, mainly in EMEA and Brazil.

Restructuring costs incurred for the three months ended December 31, 2014, primarily include $2.7 million related to restructuring in Chile ($1.1 million) in connection with certain changes to the executive team, and the restructuring of specific operations in Peru and Argentina ($1.6 million). For the three months ended December 31, 2015 restructuring costs primarily relates to labor force optimization to current activity level declines mainly in TEF business, both in Brazil and EMEA.

(d)                  Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented.

The advisory agreement was terminated in connection with the initial public offering.

(e)                  Site relocation costs incurred for the three months and year ended December 31, 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the three months ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities.

 (f)                  Financing and IPO fees for the three months and year ended December 31, 2014 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses. Financing and IPO fees for the three months and year ended December 31, 2015 relate to remaining costs incurred during the three months ended March 31, 2015 in connection with the IPO process.

(g)                  PECs Interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.

(h)                  Asset impairment and other costs incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs for the year ended December 31, 2015 mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects implemented in Brazil and EMEA.

Asset impairments and other costs incurred for the three months ended December 31, 2014 primarily related to a revenue adjustment in Spain ($2.4 million) for prior fiscal years and a one off tax penalty in Colombia ($1.3 million). Asset impairments and other costs for the three months ended December 31, 2015 mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects in implementation in Brazil and EMEA.

(i)                   Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.

(j)                    As of April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge will be recognized in other comprehensive income (equity) as from that date. The gain or loss related to the ineffective portion will be recognized in the income statements. Cumulative net foreign exchange gain of such instruments was reversed from equity to profit/(loss) in the three months ended March 31, 2015 in the amount of $13.0 million and in the three months ended September 30, 2015 an amount of $1.0 million. For comparability, this one time adjustment was added back to calculate adjusted earnings.

(k)                   As of 2015, management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility to foreign exchange variances from our operational results. For comparability purposes, 2014 adjusted earnings was restated by the net foreign exchange non-cash results from currency fluctuations impacting loans between group companies and other minor effects.

(l)                   The tax effect represents the tax impact of the total adjustments based on a tax rate of 28.7% for 2014 and 30.5% for the year ended December 31, 2015. For the three months ended December 31, 2014 and 2015 18.8% and 29.6% respectively. The adjustments for the three months ended December 31, 2015 include $1.5 million of DTA adjustments that are both excluded from the adjustments base for tax effect calculation.

(*)                  The Adjusted Earnings per share, for the period presented in the table above, was calculated considering the number of ordinary shares of 73,648,760 (weighted average number of ordinary shares) as of December 31, 2015. For the period ended December 31, 2014 the number of ordinary shares was 73,619,511.

8

PRESS RELEASE

Reconciliation of Total Debt to Net Debt with Third Parties

	As of December 31,
	(unaudited)
($ in millions, except Net Debt/Adj. EBITDA LTM)	2015	2014

Cash and cash equivalents	184.0	211.4
Short term financial investments	-	26.9
Debt:
7.375% Sr. Sec. Notes due 2020	301.7	300.3
Brazilian Debentures	168.1	245.9
Vendor Loan Note (1)	-	-
Contingent Value Instrument	26.3	36.4
Preferred Equity Certificates	-	-
Finance Lease Payables	4.7	9.0
Other Borrowings	74.8	61.7
Total Debt	575.6	653.3
Preferred Equity Certificates	-	-
Total Debt excluding PECs	575.6	653.3
Net Debt with third parties (2) (unaudited)	391.6	415.0
Adjusted EBITDA LTM (3) (non - GAAP) (unaudited)	250.3	306.4
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.6x	1.4x

(1)                  Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note. The loan was liquidated in connection with the IPO.

(2)                  In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)                  Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

Free Cash Flow

($ in millions)	For the three months ended December 31,		For the year ended December 31,
	2015	2014	2015	2014
	(unaudited)		(unaudited)	(audited)
EBITDA (non-GAAP) (unaudited)	49.4	35.6	222.5	207.0
Changes in Working Capital	13.5	13.1	(108.3)	23.1
Payments for acquisition of property, plant, equipment and intangible assets	(35.8)	(36.7)	(96.4)	(117.9)
Disposals of property plant, equipment, and intangible assets	-	(0.1)	2.4	0.9
Income tax paid	(3.2)	(3.0)	(16.2)	(19.0)
Free cash flow before interest	23.9	8.9	4.0	94.1
Net interest	(15.6)	(17.5)	(48.4)	(72.5)
Free cash flow (non-GAAP) (unaudited)	8.3	(8.6)	(44.4)	21.6

9

ATENTO

Atento

Fiscal 2015 Fourth Quarter and FY Results

March 8, 2016

Lynn Antipas Tyson
Vice President Investor Relations
+1-914-485-1150
lynn.tyson@atento.com

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

2

ATENTO

Presenters:

Alejandro Reynal, CEO
Mauricio Montilha, CFO

Quarter and Full year Highlights(1)

- **Measurable and sustained progress against strategic initiatives**
  - Strong revenue growth of 8.4% in Q4, 9.6% FY.
  - Won new clients, gained SOW, increased mix of higher-value solutions.
  - Non-TEF revenue up 16.3% in Q4, 15.9% FY; 55% of revenue for FY.
  - Non-TEF revenue in Americas up 26.2%
- **Operational and financial levers provide competitive advantage**
  - Adj. EBITDA up 6.7% FY; adj. EPS up 15.7%.
  - Generated $23.9MM in free cash flow in Q4, $4MM FY (before net interest expense).
  - YE liquidity of $238MM(2) and net debt to adjusted EBITDA of 1.6x.
  - Proactively aligning cost structure to match market realities.
- **FY 2016 Guidance: Optimal balance of growth, profitability & liquidity**
  - Outperform the market in a challenging growth environment.
  - Revenue up 1% to 5%, adj. EBITDA margin range of 11% to 12%.
  - Significant increase in free cash flow generation.
  - Strengthen balance sheet, pay down debt.

Notes:
(1) Unless otherwise noted, all results are for Q4 2015; all growth rates are on a constant-currency basis, year-over-year, and exclude Czech Republic that was divested in December 2014.
(2) Liquidity defined as cash and cash equivalents plus undrawn revolving credit facilities.

5

ATENTO

Progress Against Long Term Strategy

Above-Market Growth

- ~3.7K+ WS won, ~ 73% with new clients, ~85% with non-telco verticals in 4Q.
- Penetration of solutions up 70 basis points to ~24% of revenue for the FY.

Best-in-Class Operations

- Variable billable versus payable ratio increased 390 basis points to 63.6% vs Q4 last year, at record high level.
- Turnover, a driver of employee costs, declined 20 basis points vs Q4 last year, to a record low of 6.9%.

Inspiring People

- Recognized as One of the Best Companies to Work for in Colombia, Peru and Argentina.
- Recognized for the sixth consecutive year as a Top employer in Spain, the only company in the customer relations sector to receive this certification.

ATENTO

6

Long Term Strategy on Track

- **2015 results demonstrate Atento is uniquely positioned to:**
  - Win new business
  - Grow share of wallet with existing clients
  - Increase penetration of higher-value added solutions

- **2016 Clear Priorities: Optimal balance of growth, profitability & liquidity**
  - Targeted investments to deliver higher value to clients, with best-in-class customer experience
  - Further strengthen balance sheet by reducing debt levels

- **Long term sector attractive, despite near-term macro-economic pressures**
  - Largest CRM/BPO provider in $10.4Bn Latin America market
  - Well positioned to extend leadership as market grows to $15bn by 2020
  - Continue to be <u>the</u> reference partner for the CRM/BPO needs of our clients

High revenue visibility
99%+ revenue retention rate
TEF MSA throughout 2021
Attractive market growth
Growing market due to favorable industry tailwinds & market dynamics
Multi-pronged growth agenda
Share of wallet gains through an increase in higher value solutions
New growth avenues: non-TEF telco, financial, US near-shore, and Carve Outs
Operations efficiency program
Margin expansion initiatives:
Operations productivity
Lower turnover
Global procurement
Site relocation
Capital structure optimization
Enhanced financial flexibility
Earnings growth

7

Fourth Quarter and Full Year Financial Performance

Consolidated Financial Highlights

USDm	Q4 2014	Q4 2015	FY 2014	FY 2015
Revenue	555.1	**457.8**	2,298.3	**1,965.6**
CCY growth [1]		*8.4%*		*9.6%*
Adjusted EBITDA	86.5	**64.0**	306.4	**250.3**
CCY growth		*-1.6%*		*6.7%*
Margin	*15.6%*	*14.0%*	*13.3%*	*12.7%*
Adjusted EPS	$0.36	**$0.31**	$1.20	**$1.03**
CCY growth		*15.2%*		*15.7%*
Leverage (x)	1.4	**1.6**	1.4	**1.6**

Key Highlights[1]

- **Growth and Profitability**
  - Q4 revenue up 8.4%, 10.2% growth in LatAm[2]. FY revenue up 9.6%.
  - Q4 adj. EBITDA margin down 160bp due to ramp-up of new clients, inflationary pressures (mainly in Brazil and Mexico) and change in mix of countries.
  - FY margin down 60bp to 12.7%, 30bps of which was due to change in mix of countries.
  - FY constant-currency adj. EBITDA margin down 30bp
  - Q4 adj. EPS up 15.2%, FY up 15.7% driven by lower tax and net interest expense.
- **Significant regional progress**
  - Brazil: Non-TEF revenue up 13.4%.
  - Americas: total revenue up 18.2%; Non-TEF up 26.2%.
  - EMEA: sequential improvement in profitability.
- **Continued revenue diversification**
  - Higher-value solutions 24% of total revenue.
  - Mix of Non-TEF revenue up 380bp in Q4 to 57.4%.
- **Financial flexibility**
  - Q4 $23.9MM in FCF, $238 MM in liquidity, leverage of 1.6x.

Notes:

(1) Unless otherwise noted, all results are for Q4 2015; all growth rates are on a constant currency basis and year-over-year, exclude Czech Republic, which was divested in December 2014.

(2) LatAm includes Brazil and Americas regions.

ATENTO

9

Brazil Summary

Revenue

USDm	Q4 2014	Q4 2015	FY 2014	FY 2015
Revenue	278.6	**192.6**	1,184.8	**930.2**
CCY growth		*4.5%*		*10.0%*

Key Highlights[1]

- Q4 up 4.5% despite protracted challenging macros. FY up 10%.
- Significant commercial wins:
  - Approximately 2,700 workstations won in Q4 with new and existing clients.
- Q4 Non-TEF up 13.4%, 140bp increase in mix of higher value-added solutions.
- Q4 TEF down 8.5% due to macro-driven declines in volume.

Adjusted EBITDA

USDm	Q4 2014	Q4 2015	FY 2014	FY 2015
Adjusted EBITDA	48.4	**29.4**	172.1	**129.4**
CCY growth		*-8.9%*		*7.2%*
Margin	*17.4%*	*15.3%*	*14.5%*	*13.9%*
Margin ex-corp costs allocation	*17.3%*	*16.4%*	*15.1%*	*14.8%*

- Q4 adj. EBITDA down 8.9% driven by the decline in revenue.
  - Profitability negatively impacted by ramp of new clients and increasing adverse macro-economic conditions.
  - Only partially offset by cost and efficiency initiatives.
- Excluding the allocation of corporate costs, adj. EBITDA margins declined 90bp to 16.4%.

Notes:
(1) Unless otherwise noted, all results are for Q4 2015; all growth rates are on a constant currency basis and year-over-year.

ATENTO
10

Americas Summary

Revenue

USDm	Q4 2014	Q4 2015	FY 2014	FY 2015
Revenue	202.7	**203.9**	779.4	**789.8**
CCY growth		*18.2%*		*17.0%*

Key Highlights[1]

- Q4 up 18.2% driven by 26.2% increase in Non-TEF clients and 9.6% increase in TEF.
  - 31.1% increase in higher value-added solutions.
- Significant commercial wins in Q4:
  - Approximately 600 workstations won with new and existing clients.
- Non-TEF growth driven by new and existing clients, especially in Mexico, Colombia, Peru and U.S Nearshore.
- TEF growth driven by double-digit gains in Mexico, Peru and Argentina.

Adjusted EBITDA

USDm	Q4 2014	Q4 2015	FY 2014	FY 2015
Adjusted EBITDA	32.5	**29.1**	117.7	**109.1**
CCY growth		*6.8%*		*9.1%*
Margin	*16.0%*	*14.3%*	*15.1%*	*13.8%*
Margin ex-corp costs allocation	*18.3%*	*15.6%*	*16.1%*	*15.2%*

- Q4 adj. EBITDA up 6.8% driven by strong increase in revenue.
- Decline in margin driven by a shift in country mix as well as ramp-up of new clients and inflationary pressures.
- Excluding the allocation of corporate costs, adj. EBITDA margins declined 270bp to 15.6%.

Notes:
(1) Unless otherwise noted, all results are for Q4 2015; all growth rates are on a constant currency basis and year-over-year.

ATENTO

11

EMEA Summary

Revenue

USDm	Q4 2014	Q4 2015	FY 2014	FY 2015
Revenue	74.0	**61.7**	334.8	**247.4**
CCY growth[2]		*-2.9%*		*-9.0%*

Key Highlights[1]

- Q4 2.9% decline in revenue
  - 3.2% decline in Non-TEF clients – lower Public Administration contracts, exiting of lower-value contracts.
  - 2.8% decline in TEF revenue led by Spain.
- Sequential improvement in revenue trends.

Adjusted EBITDA

USDm	Q4 2014	Q4 2015	FY 2014	FY 2015
Adjusted EBITDA	9.0	**7.3**	26.4	**19.1**
CCY growth		*-7.8%*		*-14.8%*
Margin	*12.2%*	*11.8%*	*7.9%*	*7.7%*
Margin ex-corp costs allocation	*12.2%*	*12.3%*	*7.9%*	*8.0%*

- Q4 adj. EBITDA down 7.8% largely driven by decline in revenue.
- Margin decline driven by the ramp of new clients and shifts in country mix.
- Cost and efficiency initiatives only partially offset decline in margin.
- Excluding the allocation of corporate costs, adj. EBITDA margins increased 10bp to 12.3%.

Notes:
(1) Unless otherwise noted, all results are for Q4 2015; all growth rates are on a constant currency basis and year-over-year.
(2) Revenue growth rates excludes the impact of Czech Republic, which was divested in December, 2014.

12

ATENTO

Financial Strength and Flexibility

- Full-year free cash flow before net interest of $4.0 million, $23.9 million in Q4
  - ✓ Full-year free cash flow of $27.6 million before net interest and cash impact of non-recuring items

- Debt ratings reaffirmed by rating agencies
  - ✓ Amidst downgrades of Latin America Corporate and Sovereign issuers

- Limited transcational currency exposure
  - ✓ 98% of costs denominated in same local currency as revenue
  - ✓ Most debt denominated in local currency or hedged against currency fluctuation

	YE 2014	YE 2015
Cash, cash equivalents and short term financial Investments	238.3	184.0
Total Debt	653.3	575.6
Net Debt with third parties	415.0	391.6
Net Debt / Adj. EBITDA	1.4 x	1.6 x

13

2016 Guidance

- Focused on the optimal balance of growth, profitability and liquidity
- Targeted investments to deliver higher value to our clients
- Further strengthen balance sheet, reduce level of debt

Revenue Growth Range (CCY)	1% to 5%
Adjusted EBITDA Margin Range (CCY)	*11% to 12%*
Non-recurring items	*~$15 MM*
Debt payments	*$27MM*
Net Interest Expense Range [(1)]	*$60MM to $65MM*
Cash Capex (% of Revenue)	*~5%*
Effective tax rate	*~32%*
Diluted share count	*~73.8MM shares*

2016 FX Assumptions (Per USD)	
Brazilian Real	4.10
Argentinean peso	14.96
Mexican Peso	16.82
Chilean Peso	725.5
Peruvian Soles	3.51

(1) Adjusted net income and adjusted EPS exclude the non-cash effect of net foreign exchange gains on financial instruments and net foreign exchange impacts which appear on the net financing line. We exclude these from our adjusted numbers to more clearly show the underlying health and trajectory of our business. Adjusted net income and EPS therefore only include the net interest expense portion of net financing (interest income and interest expense).

ATENTO
14

Key Takeaways

1. **Measurable and sustained progress** against our strategic initiatives.

2. **Inherent competitive advantages and operational levers** allowed us to outperform the market in 2015, despite macro-economic headwinds.

3. Priorities in 2016: **optimal balance of growth, profitability and liquidity**, targeted investments to improve returns, strengthen balance sheet and pay down debt.

15

Appendix

About Atento
Financial Reconciliations
Debt Information
Glossary of Terms

Differentiated Competitive Advantages

1. Leader in attractive, high-growth LatAm market.

2. Long-lasting client relationships due to vertical expertise and growing portfolio of services and solutions.

3. Superior pan-LatAm operational delivery platform.

4. Clear strategy for sustained growth and strong shareholder value creation.

5. Experienced, proven management team with strong track record.

ATENTO 18

Atento at a Glance

- #1 provider of **CRM BPO services and solutions in Latin America** – $2.0Bn 2015 revenue
- Founded in 1999 as provider to Telefónica Group; acquired by Bain Capital in 2012
- Superior **operational delivery platform** in **LatAm region**
  - 102 contact centers in **14 countries** globally
  - **163,000+ employees** and 91,000+ workstations globally
- Long-standing relationships with **400+ blue-chip clients**
- Strong relationship with **Telefónica**, supported by **Master Services Agreement ("MSA") through 2021**
- Unique people focus: **only CRM BPO company** among the **25 best multinationals to work for and only LatAm based company** (1)

Revenue by region, offering and customer (2)

Brazil
47%
Americas
40%
EMEA
13%
Services
76%
Solutions
24%
Telefónica
45.0%
Non-Telefónica
55.0%

(1) Awarded by the Great Place to Work Institute ("GPTW")
(2) Based on FY 2015 revenue of $1,965.6MM; Telefónica and Non-Telefónica revenue based on FY 2015

ATENTO 19

Evolution of Leadership Position in LatAm CRM BPO Market

	1999 *Telefónica call center in Spain and Brazil*	**2015** *The Leader inpan-LatAm CRM BPO*
Extended footprint across Latin America	(1)	(2)
Added $2 billion in revenue	<0.5 Revenue $Bn	2.0 Revenue $Bn
Highly diversified client base	~10% % non-TEF revenue	55.0% % non-TEF revenue
Expanded higher value-added solutions offerings	Sales Customer Service	Sales Customer Service Credit Management Technical Support Back Office Insurance Management Smart Credit Solution Complaints Handling B2B Efficient Sales Smart Collection Credit Card Management Multi-channel Customer Experience Advanced Technical Support
Built largest execution platform in Latin America	<20k Workstations	91k+ Workstations

(1) Flags represent Brazil and Spain.
(2) Flags represent Brazil, Spain, Peru, Panama, Guatemala, Morocco, El Salvador, Chile, Colombia, Argentina, Mexico, Puerto Rico, the U.S and Uruguay.

ATENTO

20

Largest CRM BPO Provider in Latin America

Market leader in the largest markets...

2014 CRM BPO market share (%)

$10.4Bn
LatAm CRM BPO market

Mexico
17%
Colombia
8%
Brazil (1)
26%
Peru
34%
Chile
25%
Argentina 20%
Atento #1 market share position (2)
Atento #5 market share position (2)

Source: Frost & Sullivan
(1) Atento market share position as of 2014 (Management estimate)
(2) Market share in terms of revenue

One of the largest players in the world...

2015 Revenue ($Bn)

3.8
3.0
2.0
1.5
1.3
1.2
Teleperformance
CONVERGYS (1)
ATENTO
contax (2)
SYKES
TeleTech (2)

(1) Pro forma for Stream acquisition
(2) Revenue for FY 2014

21

Long-lasting relationships with market-leading clients

Telecommunications

Telefónica, movistar, vivo, Claro

Financial services

Itaú, Santander, Bradesco, Elavon

99%

2014 retention rate (1)

69% of revenue from clients with 10+ year relationship (2)

Multi-sector

McDonald's, Motorola, Zurich Minas Brasil, Carrefour, Samsung, L'Oréal

(1) Client retention based on 2013 revenues of clients retained in 2014 as a % of total 2013 revenues
(2) Excludes Telefónica

22

ATENTO

Services portfolio and multi-channel offerings have evolved into differentiated, value-added solutions

We offer a comprehensive portfolio of services via robust multi-channel offerings

Sales	Customer Service	Credit Management	Technical Support	Back Office

Telephone
Onsite
E-mail
VPA
Kiosk
CUSTOMER
EXPERIENCE
Social
Networks
VPA
Web
Chatrooms
Apps
SMS

Vertically-driven solutions portfolio

Insurance Management	Smart Credit Solution
Complaints Handling	B2B Efficient Sales
Smart Collection	Credit Card Management
Multi-channel Customer Experience	Advanced Technical Support

- **Deeply embedded** processes
- Stronger **alignment with clients**
- **Scalable** industry expertise
- **Higher value-add** with increased profitability

23

ATENTO

Superior pan-LatAm operational delivery platform

State-of-the-art technology →

Blue-chip tech partners

- Avaya
- HP
- Nice
- Cisco
- Microsoft
- Verint

Robust, Globally Standard Processes

ISO 9001 · copc · 6σ

0.02%
Unscheduled downtime in 2015 YTD

Standardized large-scale processes →

Three Globally connect Command Centers

Centralized, standard automated recruiting

1,400,000+ applications (1)

Performance based Learning

15.6MM+ hours of training (1)

Highly motivated employees →

Industry leading culture and Globally recognized "Great Place to work"

Globally recognized as one of the 25 Best Multinationals to work for

→ Only CRM BPO company in the top 25

→ Only LTAM based Company in the top 25

World's Best Multinational Workplaces 2013

Great Place to Work in 10 countries (1)

(1) 2014 figures

24

ATENTO

Financial Service Case study: Deep expertise drives increased mix of value-add solutions overtime

Strong relationship spanning many services and countries....

Services	2000 (Mexico)	2002 (Colombia)	2006 (Peru)	2006 (Argentina)	2010 (USA)
Customer Service	✓	✓	✓		✓
Sales	✓	✓	✓	✓	✓
Back Office	✓	✓	✓		✓
Credit Management	✓	✓	✓		
In-person Services	✓	✓	✓		
Automated Services	✓	✓	✓		

...with increasing depth of offerings

Client services and solutions offerings

Services
Solutions
Credit Management
Customer Service
Credit Card Management
Multi-channel Customer Experience
Insurance Management
Complaints Handling
Advanced Technical Support
Back Office
Sales
2004
2008
2012

Case study: Financial Institution based in Mexico

25

Strategy to achieve Sustained Growth and SHV Creation

MID-TERM VISION

Be the #1 customer experience solutions provider in the markets we serve. A truly multiclient business.

STRATEGIC PILLARS

Above-Market Growth

Addressing untapped client growth opportunities and increasing SoW to deliver accelerated growth

Best-in-Class Operations

Leveraging economies of scale and driving consistency in operations

Inspiring People

Delivering our medium-term vision through our unique culture and people

GLOBAL STRATEGIC INITIATIVES

Above-Market Growth:

- Deliver CRM BPO solutions
- Aggressively grow client base
- Penetrate U.S. Near-Shore

Best-in-Class Operations:

- Enhance operations productivity
- Increase HR effectiveness
- Deploy one procurement
- Drive consistent and efficient IT platform
- Optimize site footprint

Inspiring People:

- Distinct culture and values
- Strengthen talent
- High performance organization

ATENTO

26

Clear path to deliver long term earnings growth

High visibility from retained client base

- 99%+ revenue retention rate
- Telefonica MSA throughout 2021

Attractive market growth

- Fast growing market due to favorable industry tailwinds & market dynamics

Double down on the above-market growth agenda

- Drive SoW gains through increased higher value solutions
- Ongoing materialization of new growth avenues (non-TEF telco, US near-shore, and Carve Outs)

Drive efficiency program to the next level

- Next wave of cost savings delivered by margin expansion initiatives: improved operations productivity, turnover reduction, global procurement, and site relocation

Capital structure optimization

- Enhanced financial flexibility and improved cash generation

Earnings growth

ATENTO

27

Highly experienced management team with strong track record

Alejandro Reynal
CEO

Corporate functions

Reyes Cerezo
Legal and Regulatory Compliance Director
12 years at Atento

Iñaki Cebollero
Human Resources Director
6 years at Atento

Mauricio Montilha
Chief Financial Officer
Previously at SKY Brazil & Astra Zeneca Brazil

Michael Flodin
Operations Director
Previously at Accenture

Daniel V. Figueirido
Chief Commercial Officer
Previously at Accenture

Regions

Mario Camara
Brazil Director
15 years at Atento

Miguel Matey
North America Director
14 years at Atento

Juan E. Gamé
South America Director
12 Years at Atento

José Mª Pérez Melber
EMEA Director
Previously at Orange Spain

ATENTO
28

Atento's Solutions

Smart Collection	• Solutions to optimize collection/past due payments with specialized process and agents in credit management • 100% variable compensation model that rewards efficiency of the agents and process • Cost effective channel integration: phone, digital, in-person • Collection software and automated enables (i.e voice mail, invoice letter • Use of analytics / big data optimizing time to call and Contact channel
Insurance Management	• End-to-end solution covering the sales process, customer services, and associated back office including credit management process • Specialized process: integrated process mapping and improvement, and technical back office support • Channel strategy throughout the customers' lifecycle, managing "key events" (e.g claims and incidents) • Social BPM and workload, mobility software and communications tools • Use of Atento intelligent Database (BIA), knowledge management, mystery shopper, survey, speech analytics
Smart Credit Solution	• Manages the overall contract formalization and provides sales and customer service and credit management • Specialized process: back office, sales, customer service and credit management • Channel integration and self-service ensuring "just in time" information • Social BPM and workload, multichannel platform interface with client's software • Use of big data, mystery shoppers, survey speech analytics
Complaints Handling	• Solution to prevent and manage the overall complaints process • Specialized process: back office and customer service; process mapping and continuous improvement • Multichannel integration focusing on customer behavior • Social BPM and workload, multichannel platform interface with client's software • Use of knowledge management, speech analytics, mystery shoppers, survey

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ATENTO

Atento's Solutions

B2B Efficient Sales	• Manages small medium business' lead generation and process execution • Specialized process and agents in sales, process mapping and reengineering • Channel integration (adapted for efficiency: phone, digital, back office, in person • B2B sales software, multichannel platform, interface with client's software • Use of analytics ; big data, BIA, knowledge management
Credit Card Management	• Specialized processes for issuers and acquirers of payment cards (sales, cross and up-sales activities, credit analysis, usage management, requests and complaints and collection process) • Cost efficiency channel integration: phone, digital, letters, in-person • Social BPM and workload, multichannel platform, predictive dialers • Use of analytics and big data, BIA, knowledge management
Advanced Technical Support	• Single point of Contact (SPOC) to handle, diagnose and solve technical issues • Certifications, process mapping and improvement, specialized agents in technical support • Multichannel integration focusing on customer behavior • Workload, mobility software and interface with client's software • Use of knowledge management, speech analytics, mystery shoppers, survey
Multichannel Customer Experience	• Digital channel integration and social media monitoring with automatic distribution • Manages service levels and agent productivity customer service, collection and technical support • Cost efficiency channel intergration and utilization strategy offering convenience and a better customer experience • Multichannel platform: phone, vídeo, chat, email, SMS, Facebook, Twitter, Whatsapp, in-person • Use of analytics / big data, BIA, speech analytics, mystery shopper, survey

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Mix of Revenue by Service Type

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015
Customer Service	48.7%	48.0%	47.0%	47.9%	47.9%
Sales	18.2%	18.3%	18.2%	17.4%	18.0%
Collection	10.0%	10.3%	10.9%	11.2%	10.6%
Back Office	9.1%	9.4%	10.2%	10.2%	9.7%
Technical Support	10.7%	10.7%	10.5%	9.9%	10.5%
Service desk	0.1%	0.1%	0.1%	-	-
Others	3.2%	3.2%	3.1%	3.4%	3.3%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

32

Adjustments to EBITDA by Quarter Fiscal 2015

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss)

($ in millions)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015
Profit/(loss) for the period	**20.5**	**6.5**	**16.7**	**5.4**	**49.1**
Net finance expense	1.6	19.6	9.5	15.9	46.7
Income tax expense	5.6	5.3	8.8	4.1	23.8
Depreciation and amortization	28.0	26.5	24.4	24.0	102.9
EBITDA (non-GAAP) (unaudited)	**55.7**	**57.9**	**59.4**	**49.4**	**222.5**
Acquisition and integration related costs	0.1	-	-	-	0.1
Restructuring costs	1.0	2.7	4.1	8.6	16.4
Sponsor management fees	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4
Financing and IPO fees	0.3	-	-	-	0.3
Asset impairments and Others	0.8	1.4	2.3	3.1	7.6
Adjusted EBITDA (non-GAAP) (unaudited)	**58.3**	**62.1**	**65.8**	**64.0**	**250.3**

33

ATENTO

Notes:
(1) Additional detailed information can be found on the 4Q15 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA

Add-Backs to Net Income by Quarter Fiscal 2015

($ in millions, except percentage changes)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015
Profit/(Loss) attributable to equity holders of the parent	**20.5**	**6.5**	**16.7**	**5.4**	**49.1**
Acquisition and integration related Costs	0.1	-	-	-	0.1
Amortization of Acquisition related Intangible assets	7.7	6.9	7.0	6.3	27.5
Restructuring Costs	1.0	2.7	4.1	8.6	16.4
Sponsor management fees	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4
Financing and IPO fees	0.3	-	-	-	0.3
PECs interest expense	-	-	-	-	-
Asset impairments and Others	0.8	1.4	2.3	3.8	8.3
DTA adjustment in Spain	-	-	-	1.5	1.5
Net foreign exchange gain on financial instruments	(13.0)	(1.0)	-	(3.5)	(17.5)
Net foreign exchange impacts	-	2.6	(3.5)	4.5	4.0
Tax effect	(2.9)	(3.5)	(4.1)	(6.4)	(17.1)
Adjusted Earnings (non-GAAP) (unaudited)	**14.9**	**15.7**	**22.5**	**23.1**	**76.0**
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	**0.20**	**0.21**	**0.31**	**0.31**	**1.03**

34

ATENTO

Notes:
(1) Additional detailed information can be found on the 4Q15 6K form of the Company on the topics related to Reconciliation of Adjusted EPS to Profit/(Loss)

Placeholder – number of WS and delivery centers

	Number os Workstations		Number of Service Delivery Centers (1)	
	FY 2014	FY 2015	FY 2014	FY 2015
Brazil	**44,061**	**47,694**	**29**	**33**
Americas	**34,498**	**36,229**	**45**	**51**
Argentina (2)	3,820	3,705	11	11
Central America (3)	2,983	2,629	3	5
Chile	2,398	2,495	2	3
Colombia	5,827	7,292	6	9
Mexico	9,812	9,905	17	16
Peru	8,493	8,893	3	4
United States (4)	1,165	1,310	3	3
EMEA	**7,512**	**7,644**	**19**	**18**
Czech Republic (5)	-	-	-	-
Morocco	2,046	2,039	4	4
Spain	5,466	5,605	15	14
Total	**86,071**	**91,567**	**93**	**102**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador
(4) Includes Puerto Rico
(5) Operations in Czech Republic were divested in 2014 – see detailed figures of Czech Republic below in "Divestment transaction".

ATENTO

35

Reconciliations

Reconciliation of EBITDA and Adjusted EBITDA[1]

$MM

	Q4 2014	Q4 2015	FY14	FY15
EBITDA (non-GAAP)	35.6	49.4	207.0	222.5
Acquisition and integration related costs	2.2	-	9.9	0.1
Restructuring costs	3.0	8.6	26.7	16.4
Sponsor management fees	-	-	7.3	-
Site relocation costs	0.3	2.9	1.7	3.4
Financing and IPO fees	40.8	-	51.9	0.3
Asset impairments and Other	4.6	3.1	1.9	7.6
Total non-recurring items	50.9	14.6	99.4	27.8
Adjusted EBITDA (non-GAAP)	86.5	64.0	306.4	250.3

Reconciliation of Adjusted EPS to Profit/(Loss) [1]

$MM, except per share

	Q4 2014	Q4 2015	FY14	FY15
Profit for the period	(25.9)	5.4	(42.1)	49.1
Acquisition and integration costs	2.2	-	9.9	0.1
Amort. of Acquisition of Intangibles	8.1	6.3	36.6	27.5
Restructuring Costs	3.0	8.6	26.7	16.4
Sponsor management fees	-	-	7.3	-
Site relocation costs	0.3	2.9	1.7	3.4
Financing and IPO fees	40.8	-	51.9	0.3
PECs interest expense	(0.4)	-	25.4	-
Asset impairments and Other	4.6	3.8	1.9	8.3
DTA Adjustment in Spain	9.8	1.5	9.8	1.5
Net foreign exchange gain of financial instruments	(20.0)	(3.5)	(27.3)	(17.5)
Net foreign exchange impacts (restated)	14.9	4.5	33.3	4.0
Tax effect	(11.0)	(6.4)	(46.4)	(17.1)
Total of Add backs	52.3	17.7	130.8	26.9
Adjusted Earnings	26.4	23.1	88.7	76.0
Adjusted Basic EPS	$0.36	$0.31	$1.20	1.03

Notes:
(1) Additional detailed information can be found on the 4Q15 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA and Reconciliation of Adjusted EPS to Profit/(Loss)

ATENTO 36

Consolidated Debt and Leverage

$MM	Currency	Maturity	Interest Rate	Outstanding Balance 4Q'15
Senior Secured Notes	USD	2020	7.375%	301.7
Brazilian Debentures	BRL	2019	CDI + 3.7%	168.1
BNDES	BRL	2020	TJLP + 2.5%	47.3
			SELIC + 2.5%	11.9
			4.0%	14.0
			6.0%	1.2
			TJLP	0.3
CVI	ARS	2022	N/A	26.3
Finance lease payables	BRL/COP USD	2019	6.32% - 9.59%	4.7
Other bank borrowings	MAD	2016	6.0%	0.1
Gross Debt				**575.6**
Short Term Debt				7%
Long Term Debt				93%

Debt by Currency
ARS 5%
BRL 42 %
USD 53 %

Highlights 4Q15

- Leverage ratio of 1.6x
- Cash and Cash equivalents of $184MM, and existing revolving credit facility of €50MM, totaling Liquidity of $238MM
- Average debt maturity of 4.0 years
- Average cost of debt (LTM): 9.5% per year

Debt Amortization Schedule
$MM
184
40
62
68
84
296
-
26
Cash
2016
2017
2018
2019
2020
2021
2022

Net Debt / EBITDA
$MM
2,2x
1,4x
1,6x
638
415
392
Dec/13
Dec/14
Dec/15
Net Debt
Net Debt / EBITDA

ATENTO 3/8/2016 38

Brazil Debt and Leverage

$MM	Currency	Maturity	Interest Rate	Outstanding Balance 4Q'15
Brazilian Debentures	BRL	2019	CDI + 3.7%	168.1
BNDES	BRL	2020	TJLP + 2.5%	47.3
			SELIC + 2.5%	11.9
			4.0%	14.0
			6.0%	1.2
			TJLP	0.3
Finance lease payables	BRL/COP USD	2019	9.59%	0.0
Gross Debt				**242.8**
Short Term Debt				12%
Long Term Debt				88%

Funding Mix
Others
0%
BNDES
31%
Brazilian
Debentures
69%

Highlights 4Q15

- Leverage ratio of 1.7x
- Liquidity of $56M
- New drawdown of $9.5 MM on BNDES Credit Facility during December.
- Average debt maturity of 2,9 years
- Average cost of debt (LTM): 13.3% per year

Debt Amortization Schedule
$MM
56
29
60
67
83
3
Cash
2016
2017
2018
2019
2020

Net Debt / EBITDA
$MM
2,1x
1,5x
1,7x
306
235
275
Dec/13
Dec/14
Dec/15
Net Debt
Net Debt / EBITDA

ATENTO
3/8/2016
39

Glossary of Terms

- Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations.
- Adjusted net income(loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.
- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.
- Free cash flow –net cash flows from operating activities less cash payments for acquisition of property, plant and equipment, and intangible assets.
- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.

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